UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

NORTHERN OIL AND GAS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

665531109

(CUSIP Number)

Michael G. Smith

TRT Holdings, Inc.

4001 Maple Ave.

Suite 600

Dallas, Texas 75219

214-283-8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 20, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 665531109

1.	Names of Reporting Person: TRT Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,356,584

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 4,356,584

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,356,584

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.92%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 665531109

1.	Names of Reporting Person: Cresta Investments, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,947,921

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 3,947,921

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,947,921

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.27%

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 665531109

1.	Names of Reporting Person: Cresta Greenwood, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,344,223

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,344,223

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,344,223

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.14%

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 665531109

1.	Names of Reporting Person: Robert B. Rowling

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,648,728

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 9,648,728

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,648,728

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.33%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 665531109

The Schedule 13D filed on December 8, 2014 by TRT Holdings, Inc. (“TRT Holdings”), Cresta Investments, LLC (“Cresta Investments”), Cresta Greenwood, LLC (“Cresta Greenwood”) and Robert B. Rowling (“Mr. Rowling” and, collectively with TRT Holdings, Cresta Investments and Cresta Greenwood, the “Reporting Persons”) relating to the common stock, par value $0.001 per share (the “Common Shares”), of Northern Oil and Gas, Inc., a Minnesota corporation (the “Issuer”), as amended by Amendment No. 1 filed on January 5, 2015, Amendment No. 2 filed on December 11, 2015 and Amendment No. 3 filed on January 15, 2016 (the “Schedule 13D”), is hereby amended and supplemented as set forth below by this Amendment No. 4 to the Schedule 13D.

Item 3.                                 Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented with the following:

From January 15, 2016 through the close of business on January 21, 2016, Cresta Investments acquired 1,000,000 Common Shares for an aggregate purchase price of $2,627,875.56, which includes commissions, utilizing the working capital of Cresta Investments.  All Common Shares acquired by Cresta Investments have been acquired on the New York Stock Exchange.

Item 5.                                 Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented with the following:

(a)           At the close of business on January 21, 2016, the Reporting Persons beneficially owned, in the aggregate, 9,648,728 Common Shares, which constitute approximately 15.33% of the class outstanding, of which (i) TRT Holdings beneficially owned the 4,356,584 Common Shares held directly by TRT Holdings, which constitute approximately 6.92% of the class outstanding, (ii) Cresta Investments beneficially owned the 3,947,921 Common Shares held directly by Cresta Investments, which constitute approximately 6.27% of the class outstanding, (iii) Cresta Greenwood beneficially owned the 1,344,223 Common Shares held directly by Cresta Greenwood, which constitute approximately 2.14% of the class outstanding, and (iv) Mr. Rowling beneficially owned all of the 9,648,728 Common Shares held directly by TRT Holdings, Cresta Investments and Cresta Greenwood, which constitute approximately 15.33% of the class outstanding (in each case, based upon 62,960,639 Common Shares outstanding at October 31, 2015, according to the Issuer’s Quarterly Report on Form 10-Q filed on November 5, 2015). Mr. Rowling beneficially owns the Common Shares held directly by TRT Holdings due to his ownership of all of the shares of Class B Common Stock of TRT Holdings. Mr. Rowling beneficially owns the Common Shares held directly by Cresta Investments and Cresta Greenwood due to his direct and indirect ownership of 100% of the ownership interests in such entities.

(b)           Each of the Reporting Persons, either directly or indirectly, has the power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock reported as beneficially owned by them in Item 5(a).

(c)           The table below specifies the date, amount and price of the Common Shares purchased by the Reporting Persons since the Reporting Persons’ most recent filing of Amendment No. 3 filed on January 15, 2016.  All transactions reflected in the table below were effected in the open market on the New York Stock Exchange.

Purchaser	Trade Date	Number of Common Shares	Price Per Common Share

Cresta Investments	January 15, 2016	300,000	$2.8356	(1)

Cresta Investments	January 19, 2016	183,949	$2.6388	(2)

Cresta Investments	January 20, 2016	174,398	$2.1405	(3)

Cresta Investments	January 21, 2016	341,653	$2.6005	(4)

(1) The price reported for the Common Shares purchased by Cresta Investments on January 15, 2016 is the weighted average price. The Common Shares were purchased in multiple transactions at prices ranging from $2.7100 to $2.9000, inclusive. The Reporting Persons undertake to provide, upon request by the Staff of the Securities and Exchange Commission, full information regarding the number of Common Shares purchased at each separate price within the ranges set forth in this footnote.

(2) The price reported for the Common Shares purchased by Cresta Investments on January 19, 2016 is the weighted average price. The Common Shares were purchased in multiple transactions at prices ranging from $2.5150 to $2.8000, inclusive. The Reporting Persons undertake to provide, upon request by the Staff of the Securities and Exchange Commission, full information regarding the number of Common Shares purchased at each separate price within the ranges set forth in this footnote.

(3) The price reported for the Common Shares purchased by Cresta Investments on January 20, 2016 is the weighted average price. The Common Shares were purchased in multiple transactions at prices ranging from $1.9950 to $2.3500, inclusive. The Reporting Persons undertake to provide, upon request by the Staff of the Securities and Exchange Commission, full information regarding the number of Common Shares purchased at each separate price within the ranges set forth in this footnote.

(4) The price reported for the Common Shares purchased by Cresta Investments on January 21, 2016 is the weighted average price. The Common Shares were purchased in multiple transactions at prices ranging from $2.4300 to $2.7400, inclusive. The Reporting Persons undertake to provide, upon request by the Staff of the Securities and Exchange Commission, full information regarding the number of Common Shares purchased at each separate price within the ranges set forth in this footnote.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares.

(e)           Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned persons, such persons certify that the information set forth in this statement is true, complete and correct.

Dated as of:  January 22, 2016

TRT Holdings, Inc.

By:	/s/ Michael G. Smith
	Name:	Michael G. Smith
	Title:	Senior Vice President

Cresta Investments, LLC

By:	/s/ Michael G. Smith
	Name:	Michael G. Smith
	Title:	Secretary

Cresta Greenwood, LLC

By:	/s/ Michael G. Smith
	Name:	Michael G. Smith
	Title:	Vice President

/s/ Robert B. Rowling
Robert B. Rowling

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).